[DECHERT LETTERHEAD]

September 7, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust
File Nos. 333-160877 and 811-22320

Dear Sir or Madam:

Transmitted herewith on behalf of Russell Exchange Traded Funds Trust is a preliminary proxy statement on Schedule 14A.

No fees are required in connection with this filing. Please call me at (617) 654-8617 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Very truly yours,

/s/ Michelle Peters

Michelle Peters

cc:	John V. O’Hanlon
Mary Beth Rhoden